John Ballard

No.30 Guanghua Street, Xiaojingyu Xiang, Wanbailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

 (303) 885 5501 (office)

(949) 489-0034 (fax)

April 21, 2008

Michael E. Karney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Longwei Petroleum Investment Holding Limited

Registration Statement on Form S-1/A3

Filed March 6, 2008

File No. 333-146921

Dear Mr. Karney:

On behalf of Longwei Petroleum Investment Holding Limited., a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated April 4, 2008.

Registration Statement Cover Page

1.  It appears from the registration table as currently provided that the registrant is seeking to register both convertible notes and warrants in this registration statement.  If such is the case please revise the registration statement throughout to reflect this fact and provide all necessary disclosure.  If that is not your intent, the fee table should be revised accordingly.

We have removed the convertible notes and warrants from the registration statement.  We have revised the fee table accordingly.

2.  In an appropriate place in the prospectus, provide a full legal analysis of the exemption(s) relied upon in the offer and sale of the convertible notes and warrants without the registration under the Securities Act of 1933, as amended.  We may have further comment.

We have removed the offer and sale of the convertible notes and warrants and have revised the prospectus to register the original private placement transactions.

3.  Please clarify what is intended by footnote (8) to the fee calculation table.

Footnote (8) has been removed.

4.  Please note that the following page number references are taken from the red-lined version of the Form S-1/A-3 filed on March 6, 2008.

Noted.

5.  Please monitor the need to update your consents.

We will continue to monitor the need to update our consents.

6.  Please tell us how you considered your need to include the disclosures required by paragraph 26 of SFAS 154 for changes made to your filings previously filed with the Commission.  In this regard, paragraph 2.h of SFAS 154 defines an error in previously issued financial statements as "an error of recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared."

The Company did recognize the error in disclosing the restatement of the financial statements.  The document has been changed to include the appropriate heading for “restated” and the explanatory footnote has been added disclosing the items that have been restated.

Prospectus Cover Page, page 1

7. The staff notes your response to our comment number 13 in our comment letter dated January 23, 2008.  At this time we reissue our comment.  In this respect, please note that  (i) it is the staff's outstanding position that if an offering that is commenced as a private placement transaction should be completed as a private placement and an offering commenced as a public offering should be completed as a public offering; (ii) that your offering as you have described it does not appear to fall within the four corners of the staff's position in Black Box; and (iii) Item 502(c) of Regulation D specifically notes that it is not possible to conduct a valid private placement when the issuer is involved simultaneously in a general solicitation for which this offering would qualify.

We respect the staff's position that the commencement of a private placement transaction should be completed as a private placement transaction.  Therefore, we have removed the registration of the public offering; i.e., the convertible notes and warrants.

8.  In an appropriate place, provide clarification as to the exact nature of the agreement between Jackson, Kohle & Co. and the selling securityholders, whether this arrangement constitutes a firm commitment underwriting, what regulatory approval, if any (i.e., FINRA, or state securities commissions) is required by this agreement with respect to Jackson, Kohle & C., and disclose and discuss any regulatory issues that arise as the result of Mr. Hand's involvement as counsel to the company, a principal of Jackson, Kohle & Co., and as a selling securityholder in this registration statement.

Jackon, Kohle & Co. has voluntarily cancelled their underwriting agreement with the Company.  We have removed all references and exhibits to same.

9.   Clarify what is meant by your statement on page 1 that the offering price of the securities being offered hereby is the result of negotiations between the company and the selling securityholders.

We have rewritten the sentence to indicate that the price of the securities was arbitrarily determined by the Company.

Summary Consolidated Financial Data, page 8

10.  We note your response to prior comment 17 of our letter dated January 23, 2008 which indicates that you have revised the data.  However, the number of shares outstanding used in the calculation of earnings per share for the six months ended December 31, 2007 as reported in your summary consolidated financial data on page 8 and the selected financial data on page 21 does not agree to the amount shown on the face of your statements of income and comprehensive income for the same period.  Please review this inconsistency in your presentation and revise as necessary.  Further, please clarify your disclosures on pages 8 and 21 to clearly indicate whether the weighted average number of shares present here is used to calculate basic or diluted earnings per share.

The inconsistencies regarding the number of shares outstanding have been corrected and clarification has been added to indicate that the basic weighted average numbers of shares was used in the calculation.

11. Please ensure that all of the data disclosed in your summary and selected data is consistent with similar disclosures elsewhere in your filing.  In this manner, but without limitation, we note that the amounts of your total current liabilities, net assets and total shareholders' equity as of December 31, 2007 on page 8 are inconsistent with the amounts reported in your balance sheet and amounts reported in your selected data on page 21.

We have corrected the data.

12.  We further note that you have disclosed the number of basic and diluted weighted average shares outstanding used in the calculation of earnings per share as 75,000,000 for all periods presented.  For purposes of computing the number of shares outstanding for the period prior to the date of recapitalization, the number of shares outstanding should be the number of shares issued by the public shell company to the shareholders of the non-public operating company.  For the period from the date of the recapitalization to the end of the period, the number of shares to be used in the calculation of earnings per share would be the actual number of shares of the combined entity in that period.  The weighted average number of shares to be used in computing the earnings per share would be calculated on the basis of the numbers determined for the two periods as described here.  Please clarify the method in which you calculated the number of basic and diluted weighted average shares outstanding for al periods presented within the filing.

All basic and diluted weighted average shares outstanding have been corrected for all periods.  The basic weighted average shares outstanding was calculated using all issued and outstanding shares on the appropriate days through the end of the reporting periods.  Diluted weighted average shares outstanding was calculated using all issued and outstanding shares and outstanding warrants for shares on the appropriate days through the end of the reporting periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Revenue, page 25

13.  Please ensure that all of the amounts disclosed in your results of operations are consistent with similar disclosures elsewhere in your filing.  In this manner, we note that your revenue for the quarter ended December 31, 2006 of $31,178,560 as disclosed here is inconsistent with the amount disclosed in your quarterly information on page 22.

The information presented on page 22 was for the six-month period, and not the three-month period, and is consistent with the numbers throughout both documents.

14.  We note your response to prior comment 19 of our letter dated January 23, 2008.  Please clarify whether your truck customers who use diesel have migrated to other sources/types of fuel and specify whether the reduction in truck traffic using diesel continued for the six months ended December 31, 2007.

Please note that the truck traffic originally diverted as a result of construction is now resumed to normal truck flow.  The oil sales for the six months ended December 31, 2007 was 39.183 million compared to diesel sales of 30.64 million in December 31, 2006.

15.  We note your response to prior comment 20 of our letter dated January 23, 2008 and your presentation of each variety of cost of goods sold as a percentage of your respective component of revenue for the six months ending December 31, 2007 and December 31, 2006.  Please include a similar presentation for the fiscal years ended June 30, 2007, June 30, 2006, and June 30, 2005.  In this regard, please include the column to indicate each component of cost of goods sold as a percentage of the respective component of revenue.

We have complied with the above request.

Foreign Currency Translation of Adjustment, page 30

16.  We note your response to prior comment 21 of our letter dated January 23, 2008.  Your disclosure indicating that exchange rates of 7.81 in 2007, 8.07 in 2006 and 8.26 in 2005 were used in calculating the assets and liabilities, revenue and expenses, and shareholders' equity which resulted in a $1.39 million foreign currency translation adjustment is confusing.  In this manner, if your assets and liabilities, revenue an expenses, and shareholders' equity were al translated at the same exchange rate, there would be no need for a translation adjustment for that timeframe.  Please modify your disclosure to clarify whether you translate assets and liabilities, revenue an expenses and shareholders' equity using an exchange rate as of the balance sheet date, average rate, or historical rate.  Refer to paragraph 12 of SFAS 52 and your significant accounting policy footnote disclosure concerning foreign currency translation on pages 64 and 83.

The disclosure has been revised to be consistent with the other foreign currency translation disclosures throughout the document.  Assets and liabilities have been translated at exchange rates at the appropriate period end.  Revenues and expenses have been translated the average exchange rates during the appropriate periods. And historical exchange rates have been used to translate the stockholders’ equity section all reported periods.

17.  The amount of revenues and expenses you report in US Dollar terms for a specific period may materially differ due to changes in exchange rates from one period to the next.  In this manner, we note the RMB has appreciated 11.6% from 8.26 as of December 31, 2005 to 7.3 as of December 31, 2007.  Please include a related discussion in your results of operations to explain the nature of any significant exchange rate impacts on your revenues and expenses reported in US Dollar terms.

We have included the following discussion: If the RMB appreciates against the U.S. dollar, revenue and expenses would be lower than they would have been if there were no fluctuations in the currencies.  Conversely, if the RMB depreciates against the U.S. dollar, revenue and expenses would be higher if there were no fluctuations in the currencies.   In addition, we have examined whether or not the foreign translation changes from year to year would have a material impact on our financial statements.  For the period ended December 31, 2007, the average of the RMB compared to the U.S. dollar was 7.41.  For the period ended December 31, 2006, the average of the RMB compared to the U.S. dollar was 7.97.  The impact to our financial statements of the change in RMB from December 31, 2007 as compared to December 31, 2006, was approximately 7%.  We do not believe that this had a material impact on the presentation of our financial statements.

Liquidity and Capital Resources, page 30

Cash Flow, page 30

18.  Please ensure that all of the data disclosed in your liquidity and capital resources is consistent with similar disclosures elsewhere in your filing.  In this manner, we note that the amount of net cash used in investing activities for the six months ended December 31, 2007, on page 30 is inconsistent with the amounts reported in your statement of cash flows on page 62. In this regard, you appear to have excluded from the table the net cash (used in) investing activities for the six months ending December 31, 2007.

 We have reviewed the data disclosed in liquidity and capital resources for consistency throughout the filing, and we have included in the table the net cash (used in) investing activities for the six months ending December 31, 2007.

Operating Activities, page 31

19.  We note from your response to prior comment number 22 of our letter dated January 23, 2008 and your revised disclosure under this heading that you provided better terms to long-term customers with respect to the customers' requirement to satisfy amounts owed to you.  Please disclose the terms in which you extend credit to your customers and indicate whether there are incentives for customers to pay timely or penalties for paying late.  In addition, please indicate whether any of your accounts receivables are in arrears.

We have revised our disclosure to indicate that we typically provide our long-term customers with 30-60 day payment terms.  Additionally, there are no incentives or penalties for paying either timely or late.  We have no accounts receivables in arrears.  We would cut off supplies to customers that are delinquent.

Financing Activities, page 32

20.  Please review your filing to correct any typographical errors.  In this manner, we note that you have referenced investing activities while appearing to discuss your financing activities.

We have corrected the error.

Quantitative and Qualitative Disclosure About Market Risk, page 35

Commodity Risk, page 35

21.  We note your response to prior comment 18 of our letter dated January 23, 2008.  We also note that as of December 31, 2007, you have $22.7 million in inventories and $34.8 million in advances to suppliers which equates to more than 3 months of product sales.  As such it appears that you have locked in prices well in advance of the time when you deliver your commodities and determine customer pricing.  Please quantify the potential loss of product revenues resulting from your decision to lock in pricing in advance of customer pricing if the spot price of oil were to drop by 10%.  Alternatively, please provide quantitative information about market risk in accordance with one of the disclosure alternatives required by Item 305(a) of Regulation S-K.

We have revised our discussion thusly: Purchase of petroleum products from refineries has a fixed price based on volume. The price will be properly adjusted by the refinery in light of the market if there should be significant changes in the price of oil.  The refineries in China are under the control of the Chinese government.  Therefore, our market risk is limited as a result of the control by the Chinese government.

Information Regarding the Notes and Warrants, page 48

22.  In the first paragraph of this section, you make the statement that the convertible notes mature on December 18, 2007, which is the same day they were issued.  Please revise or advise.

We have revised to correct the date.

Description of Securities, page 51

Common Stock, page 51

23.  We have considered your response to prior comment numbers 24 and 26 wherein you indicate you have a "legal opinion from a China Law Firm that provides the opinion that currency between the U.S. and China can be transferred to the U.S. without needing prior approval from the China government."  However, we also note your disclosure under this heading that "our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including...restrictions on the version of local currency into U.S. dollars or other hard currency and other regulatory restrictions."  In addition, we note your risk factor disclosure on page 16 describing restrictions on currency exchange.  Please tell us what restrictions you are referring to with respect to the conversion of local currency into U.S. dollars. In addition, please provide further support for your seclusion of condensed parent-only financial information as required financial statements.  You may wish to contact us to further discuss your consideration of Rule 12-04 of Regulation S-X.

We have revised our discussions regarding common stock and market risk on currency exchange.  We have included parent-only financial statements for the year ended June 30, 2007.  Additionally, we have disclosed that Tabatha II, Inc. (the parent company) has no meaningful assets or liabilities.

Statements of Cash Flows for the Six Months Ended December 31, 2007, page 62

24.  We note that you have recorded $2.1 million in proceeds from issuance of convertible shares as a component of financing activities.  However, we note that after disbursement of fees and expenses you netted $1.8 million.  Please clarify whether you paid the fees and expenses in cash and where such outflows were recorded in your statements of cash flows.

The $2.1 million is disclosed as funds received.  The $300,000 in fees and expenses is recorded in the general and administrative expenses of $1,850,575 in the statements of operations.  Therefore, it is included in the net income of $13,069,619 on the first line of the statements of cash flows.

25.  We note that the effect of exchange rate changes in cash is $2,655,059 for the six months ended December 31, 2007 which is similar to the amount reported in your statement of stockholders' equity.  Please note that paragraph 25 of SFAS 95 requires that a statement of cash flows shall report the effect of exchange rate changes on cash balance held on foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents.  Please clarify whether the amounts reported in effect of exchange rate changes within your statements of cash flows represent the exchange rate changes on cash balances held in foreign currencies as contemplated by paragraph 25 of SFAS 95 or whether they include the exchange rate changes from all translation adjustments as contemplated by paragraph 13 of SFAS 52.

The correct method of preparing the statement of cash flows would be to calculate the differences in the individual balance sheet accounts and then convert the difference to US$.  This usually generates different numbers for the effect of exchange rate changes on cash on the statement of cash flows and the adjustment to accumulated other comprehensive income on the statement of operations and other comprehensive income and the balance sheet.  We noted that this cash flow was improperly prepared, but determined that the error was not material.  Therefore we left the statement of cash flows as originally prepared.

Note 13, Convertible Notes, page 73

26.  We note that on December 18, 2007, you sold convertible shares that were issued in tandem with warrants granted at an exercise price of $0.80 per share.  Please specify the currency in which the warrants are denominated.  If the warrants were issued in a currency which differs from your functional currency, please provide us your summary analysis to indicate whether or not the warrants meet the requirements of paragraph 11(a) of SFAS 133 to qualify for equity classification under US GAAP.

FASB 25 states that the "functional currency is the parent's currency when financing a foreign activity is provided by the parent or occurs in U.S. dollars."  The parent company has all of the outstanding securities in regard to both the outstanding common stock and the warrants and all equity transactions are done in the parent company.  The parent company operates entirely in US dollars.  Therefore, the functional currency is U.S. dollars.

27.  Please provide us the journal entry you made to record the issuance of the convertible notes, including an amortization schedule of any amounts to be expensed in future periods.  In addition, please cite the authoritative accounting literature in which you relied upon to record this transaction.

The following is the journal entry regarding the $2.1 million received by the Company:

Journal entry #1

Cash

$2,100,000

Convertible notes payable

$2,100,000

To record the receipt of cash and the issuance of the convertible notes payable

Journal entry #2

Commissions and Fees Expenses

$300,000

Cash

$300,000

To record the commission and fees expenses associated with the convertible notes issued.

28.  We further note that these notes you sold are convertible into your common stock at $0.70 per share.  Please tell us how you considered whether the convertible securities you issued contain a beneficial conversion feature that should be valued separate at issuance.  In doing so, please specify whether you used a Black-Scholes calculation to determine the related intrinsic value of the beneficial conversion feature, if applicable.  Please refer to EITF 98-5 and EITF 99-27.

In determining the intrinsic value of the common stock of the Company, we considered the following evaluation methods: (1) the net tangible assets, which are $60,742,211 (total assets) minus $2,998,406 (total liabilities) which is equal to 57,435,805 divided by 75,000,000 shares, which equals a value of .77 per share. (2) We examined the price earnings method of private companies in the petroleum trading industry.  The valuations were between 3 and 5 times earnings per share.  Therefore, our calculation was .16 times 4, which equals .64 cents per share.  We averaged the two most commonly used methods for determining value, and came up with a value of .705 per share.  Lastly, we considered the following market factors, and that is, unlike an IPO, there are no group of firms that will be engaged in the selling and/or buying of the Company's shares when the Company finally trades.  Therefore, a small sell order will have a significant impact on the Company's price per share and the volatility of the stock will have a wide range.  There is no beneficial conversion feature on the issuance of the Company's common stock.

Note 14, Warrants page 74

29.  We note from your disclosure within this footnote that the "noteholders of the convertible notes from December 18, 2007 received detachable warrants for the purchase of 1,500,000 shares of common stock, which were valued at $1,528,180."  Please tell us whether the discount you reference on your December 31, 2007 balance sheet, totaling $1,400,802, represents the discount for the detachable warrants or otherwise advise.

The discount referred to on the balance sheet for December 31, 2007 does represent the discount for the detachable warrants.

Consolidated Balance sheets as of June 30, 2007 and 2006

Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2007, 2006 and 2005

30.  Please clarify whether the 50,000 shares outstanding for all periods presented include the shares retained by the shareholders of Longwei Petroleum Investment Holding Limited, the public shell company.  Generally in these types of transactions we see that:

•

the recapitalization is reflected as an issuance of shares, represented as the number of shares retained by the public shell company, and,

•

financial statements prior to the date of the recapitalization reflect the issuance of shares to the shareholders of the non public operating company.

We have revised the consolidated statements of changes in stockholders' equity for the years ended June 30, 2007 and 2006 and 2005 to correct the 50,000 shares to 69,000,000 to reflect the recapitalization represented by the number of shares issued to the private company.  Additionally, all of the financial statements reflect the recapitalization and the shares prior to the recapitalization in our financial statements.

Sincerely yours,

By: /s/ John Ballard